AB* 3/24

09040004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Street Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 2020
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dory Wiley 214-545-6805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

717 Harwood, Suite 3100 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/23

OATH OR AFFIRMATION

I, Dory Wiley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Street Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANA BAKER
Notary Public, State of Texas
My Commission Expires
May 11, 2011

[signature]
Signature

Chief Executive Officer
Title

Diana Baker
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report

The Member
Commerce Street Capital, LLC:

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the Company), (a wholly owned subsidiary of Commerce Street Holdings, LLC), as of December 31, 2008, and the related statements of income, member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Street Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2009

COMMERCE STREET CAPITAL, LLC

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	1,838,638
Accounts receivable		311,513
Furniture and equipment, net of accumulated depreciation of $68,842		297,400
Prepaid expenses		121,430
Total assets	$	2,568,981
Liabilities and Member's Capital		
Accounts payable	$	56,970
Due to parent		56,871
Other liabilities		348,620
Total liabilities		462,461
Member's capital		2,106,520
Total liabilities and member's capital	$	2,568,981

See accompanying notes to financial statements.

COMMERCE STREET CAPITAL, LLC

Notes to Financial Statements

December 31, 2008

(1) Organization and Nature of Business

Commerce Street Capital, LLC (CSC or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC. Commerce Street Holdings, LLC is a multi-member LLC.

The broker dealer business consists of several types of financial services, including investment banking, financial advisory, underwriting and agency transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is a wholly owned subsidiary of Penson Worldwide, Inc. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies which are followed by the Company in the preparation of its financial statements.

(a) Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business. At December 31, 2008, the Company had $1,687,215 in cash and $151,423 in cash equivalents.

(b) Investment Banking

Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when earned as specified by the terms of the contract.

(c) Financial Advisory Fees

Financial advisory fees include consulting fees earned from providing financial advice. Revenue is recorded when earned as specified by the terms of the contract.

(d) Income Tax

Commerce Street Capital, LLC is a single member limited liability company and thus is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The Company is however, subject to certain state and local income taxes. The Company's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly.

(Continued)

(e) ***Furniture and Equipment***

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31, 2008 totaled $61,762.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using current market information, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstance dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. Actual results could differ from those estimates.

(g) ***Recent Accounting Standards***

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of FASB Statement No. 109. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. On February 1, 2008, the FASB issued FSP No. FIN 48-2, deferring the effective date of adoption of FIN 48 for nonpublic enterprises. On December 30, 2008 the FASB issued FSP No. FIN 48-3 which further deferred the adoption of FIN 48 for nonpublic enterprises. Adoption of FIN 48 is required for annual financial statements for fiscal years beginning after December 15, 2008, as deferred, and is to be applied to all open tax years as of the effective date. As a result, the Company has elected to defer FIN 48 in accordance with FSP No. FIN 48-3. The Company's current policy for evaluating uncertain tax positions is to recognize them in the financial statements when they are probable and the amount can be reasonably estimated. Management has preliminarily evaluated the implications of FIN 48 as of December 31, 2008, and believes the adoption of FIN 48 will not materially impact the amounts reported in the financial statements.

(3) Accounts Receivable

Accounts receivable represents outstanding invoices for investment banking and financial advisory fee billings.

(Continued)

(4) Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Furniture and equipment as of December 31, 2008 is as follows:

		Acquisition cost	Accumulated depreciation	Book value
Computers and related equipment	$	177,861	(43,902)	133,959
Furniture and fixtures		89,869	(12,932)	76,937
Leasehold improvements		98,512	(12,008)	86,504
	$	366,242	(68,842)	297,400

(5) Due from / to Affiliates

The Company's member is also a member of Commerce Street Investment Advisor, LLC (CSIA), Service Equity Management, LLC (SEM), Commerce Street Capital Management, LLC (CSCM) and Commerce Street Holdings, LLC (CSH). The Company shares employees and retail space, as well as, normal operating contracts and vendor relationships with CSIA, SEM and CSCM.

The Company paid expenses on behalf of CSIA, SEM and CSCM through September 2008. The Company received reimbursement on a monthly basis. Effective October 1, 2008 CSH began paying expenses on behalf of the Company, CSIA, SEM and CSCM. The Company reimburses CSH on a monthly basis for amounts due. The amount due to CSH from the Company as of December 31, 2008 was $56,871.

(6) Prepaid Expenses

Prepaid expenses include excess registration fees paid to FINRA to register the Company and certain representatives in each state that the Company operates, prepaid insurance, license fees that will expire within the next year, as well as other miscellaneous items. A schedule of prepaid expenses as of December 31, 2008, is as follows:

Prepaid insurance	$	16,798
Prepaid CRD fees		49,228
Prepaid licenses		8,667
Prepaid other		46,737
	$	121,430

(Continued)

(7) Other Liabilities

Other liabilities include accrued compensation and benefits, unearned revenue and other miscellaneous liabilities. All accrued compensation and benefits were paid in the first quarter of 2009. A schedule of other liabilities as of December 31, 2008, is as follows:

Accrued bonus	$	225,500
Unearned revenue		57,500
Other		65,620
	$	348,620

(8) Commitments

Leases

The Company leases its office facilities under noncancelable leases. The following is a schedule of the approximate future minimum lease payments required under the leases:

2009	$	237,707
2010		239,157
2011		240,664
2012		201,467
2013		201,467
2014		201,467
2015		201,467
2016		100,734
2017		—
	$	1,624,130

For the year ended December 31, 2008, the Company paid rent totaling $191,453, which is included in occupancy expense in the accompanying statement of income.

(9) Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the

(Continued)

customer accounts introduced by the Company. As of December 31, 2008, there were no amounts to be indemnified to the clearing brokers for these accounts.

(10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2008, the Company had net capital of $1,236,449 which was $1,136,449 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.37 to 1.

(11) Financial Instruments

(a) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

(b) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

(c) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.